Mail Stop 4561

July 16, 2008

Philippe Tartavull
Chief Executive Officer and President
Hypercom Corporation
2851 West Kathleen Road
Phoenix, AZ 85053
(602) 504-5000

> **Re:** **Hypercom Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-13521**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2008**
> **File No. 001-13521**

Dear Mr. Tartavull:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief